Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093,

Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

14 November, 2019

Vedanta Limited

Consolidated Results for the Second Quarter

ended 30 September 2019

PAT 1 higher by 61% y-o-y

Industry leading EBIDTA2 margin at 25%

Net debt reduced by ₹ 8,322 crore

Net Debt/EBITDA at 0.9 x lowest among Indian peers

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the Second quarter (Q2) and half year ended 30 September 2019.

Financial & Corporate Highlights

•   Continued strong financial performance despite market headwinds

•  Revenues of ₹ 21,739 crore, down 3% y-o-y primarily due to headwinds in the commodity prices.

•  Industry leading EBITDA margin[1] of 25%.

•  EBITDA of ₹ 4,497 crore, down 15% y-o-y, primarily due to lower commodity prices.

•  Realised power debtors of c. ₹ 900 crore at TSPL , as per Supreme Court Order.

•   Strong Balance Sheet

•  Gross debt reduced by ₹ 3,279 crore, in line of our continued focus on deleveraging.

•  Net Debt/EBITDA at 0.9 x lowest among Indian peers.

•  Net Debt reduced by ₹ 8,322 crores in Q2 FY 2020.

•  Strong financial position with total cash & liquid investments of ₹ 35,817 crore.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 9

Unaudited Results for the Second Quarter ended 30 September 2019

Operational Highlights

The overall volume and cost across businesses is better/ same compared to same quarter last year, supported by favourable tailwinds on input commodity costs . Business wise highlights are :

Zinc India:

•  Ore production up by 3% y-o-y at 3.6 million ton with strong growth at Rampura Agucha and Zawar Mines.

•  Mined metal production at 219 kt , up 3% q-o-q.

•  Entering H2, with last phase of expansion project completed enabling 1.2 mtpa capacity.

•   Zinc International: Gamsberg production at 24kt in Q2, ramp up in progress.

•   Oil & Gas:

•  166 wells drilled, 63 wells hooked up.

•  Early gas production facility currently ramped up to over 50 mmscfd.

•   Aluminium:

•  Alumina production of 410kt, up 18% y-o-y.

•  Hot metal cost at $ 1,852/ton, lower by 10% y-o-y

•  Vedanta emerged as highest bidder for Jamkhani coal block in Odisha.

•   Iron Ore: Highest ever quarterly sales in Karnataka at 1.4 million tonnes.

•   Steel : Sales at 283 kt , up 6% y-o-y.

•   TSPL: Plant availability of 92%.

1.	Attributable PAT after exceptional items
2.	Excludes custom smelting at Copper India and Zinc India operations

Mr. Srinivasan Venkatakrishnan, Chief Executive Officer, Vedanta, said “We are at an exciting transition that will see the company accelerate in the expansion of its reserves and resource base over coming quarters. This expansion is being delivered through strict capital allocation and balance sheet focus aimed at creating value for our stakeholders. As we look forward to the year, we have in place the building blocks to enhance our performance in the three key businesses. We have immense confidence in being able to deliver the best from our assets and people whilst always being committed to our core values around ethics, governance and social responsibility”.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 9

Unaudited Results for the Second Quarter ended 30 September 2019

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

FY2019	Particulars	Q2		% Change	Q1	% Change	H1
		FY2020	FY2019		FY 2020		FY2020	FY2019
90,901	Net Sales/Income from operations	21,739	22,432	(3%)	21,167	3%	42,906	44,374
1,147	Other Operating Income	219	273	(20%)	207	6%	426	537
24,012	EBITDA	4,497	5,281	(15%)	5,188	(13%)	9,685	11,729
30%	EBITDA Margin[1]	25%	26%		27%		26%	30%
5,689	Finance cost	1,340	1,478	(9%)	1,341	(0%)	2,681	2,930
3,617	Investment Income	832	587	42%	373	—	1,204	976
(508)	Exchange gain/(loss) - (Non operational)	(50)	(161)	(70%)	17	—	(32)	(390)
21,432	Profit before Depreciation and Taxes	3,939	4,229	(7%)	4,237	(7%)	8,176	9,385
8,192	Depreciation & Amortization	2,395	1,931	24%	2,155	11%	4,550	3,727
13,240	Profit before Exceptional items	1,544	2,298	(33%)	2,082	(26%)	3,626	5,658
320	Exceptional Items Credit/(Expense)[2]	(422)	320	—	—	—	(422)	320
3,750	Tax Charge /(Credit)	(1,553)	606	—	138	—	(1,415)	1,718
112	Tax on Exceptional items	(56)	112	—	—	—	(56)	112
9,698	Profit After Taxes (PAT)	2,730	1,900	44%	1,944	41%	4,674	4,148
2,633	Minority Interest	572	557	3%	593	(3%)	1,165	1,272
7,065	Attributable PAT	2,158	1,343	61%	1,351	60%	3,509	2,876
19.07	Basic Earnings per Share (₹/share)	5.83	3.62	61%	3.65	60%	9.48	7.76
69.89	Exchange rate (₹/$) - Average	70.35	70.03	0%	69.58	1%	69.97	68.51
69.17	Exchange rate (₹/$) - Closing	70.50	72.55	(3%)	68.96	2%	70.50	72.55

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 9

Unaudited Results for the Second Quarter ended 30 September 2019

Revenues

Revenue in Q2 FY2020 was at ₹ 21,739 crore, lower 3% y-o-y, primarily due to lower commodity prices partially offset by additional volumes from commencement of Gamsberg operations and higher sales at Iron Ore Karnataka.

Revenue was higher by 3% on a sequential basis, primarily due to liquidation of concentrate inventory at Copper , partially offset by lower commodity prices.

EBITDA and EBITDA Margins

EBITDA for Q2 FY2020 was at ₹ 4,497 crore, lower by 15% y-o-y, mainly due to lower commodity prices, partially offset by additional volumes from commencement of Gamsberg operations, higher sales at Iron Ore Karnataka and easing of input commodity inflation.

EBITDA for Q2 FY2020 was lower by 13% as compared to Q1 FY 20 primarily due to lower commodity prices.

EBITDA margin for Q2 FY2020 was at 25%.

Depreciation & Amortization

Depreciation and amortization for Q2 FY2020 was at ₹ 2,395 crore, higher by 24% y-o-y and 11% q-o-q. This was mainly due to higher ore production at Zinc businesses, commencement of Gamsberg operations and higher charge at Oil & Gas due to capitalisation.

Finance Cost and Investment Income

Finance cost for Q2 FY2020 was at ₹ 1,340 crore, lower by 9% y-o-y, primarily due to reduction in gross borrowings, while on a sequential basis the finance cost remained flat.

Investment Income was at ₹ 832 crore, higher by 42% y-o-y. This was primarily on account of mark to market gain on investments due to softening of yields, partially offset by one-time reclassification from Other Comprehensive Income to profit and loss account at HZL in Q2 FY 19.

Investment Income increased from ₹ 373 crore in Q1 FY 20 to ₹ 832 crore in Q2 FY 20 on account of mark to market gain on investments.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 9

Unaudited Results for the Second Quarter ended 30 September 2019

Exceptional Items

Exceptional item primarily is a charge of ₹ 504 crores, relating to impairment at Avanstrate Inc, partially offset by accrual of Interest against pending claims at TSPL based on Supreme Court order giving a net charge of ₹ 422 crores.

Taxes

Section 115BAA of the Income- tax Act, 1961 has been introduced by the Taxation Laws (Amendment) Ordinance, 2019. Based on the expected timing of exercising of the option under Section 115BAA by the respective entities, the Group has re-measured its deferred tax balances leading to a deferred tax credit of Rs 2,501 crore on deferred tax balances as at March 31, 2019 being recognized in the current quarter.

Normalised tax rate for the quarter is 32% as against 27% last quarter.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) for the quarter was ₹ 2,158 crore and Earnings per share for the quarter was at ₹ 5.83 per share.

Balance Sheet

We have robust cash and liquid investments of ₹ 35,817 crore. The Company invests in high quality debt instruments as per the Board approved policy. The portfolio is rated by CRISIL, which has assigned a rating of “Tier-I” (implying Highest Safety) to our portfolio. Further, the Company has undrawn committed facilities of c. ₹ 7,200 crore as on 30th September 2019.

Gross debt was at ₹ 55,898 crore on 30th September 2019, lower by ₹ 3,279 crore as compared to 30th June 2019. This was mainly due to repayment of debt at TSPL and Vedanta Standalone.

Net debt was at ₹ 20,081 crore on 30th September 2019, lower by ₹ 8,322 crores as compared to June 30, 2019, primarily due to free cash flow generation during the period and realisation of power debtors at TSPL.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 9

Unaudited Results for the Second Quarter ended 30 September 2019

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. We received the following key recognitions recently:

•	Vedanta bestowed with the coveted Golden Peacock Global Award for excellence in Corporate Governance 2019.

•	Hindustan Zinc receives Best Sustainability Award in the category of National Award for Excellence in CSR and Sustainability

•	Hindustan Zinc receives The CSR Journal Excellence Awards – 2018

•

Cairn Oil & Gas, has won the IDC - Digital Transformation Award 2019 in the ‘Information Visionary – Data Visualisation’ category. Cairn won this award for Exception Based Surveillance (EBS) as a part of Project NIRMAAN

•	Cairn Oil & Gas has won the SAP Industry Innovation Award for “Excellence in Operations Category for Oil & Gas”. The award was given for “Rig Schedule & Automated Workflow” project

•	Balco won Best Innovation in Procurement Technology award at the Procurement Tech Summit and Awards 2019. The award was for efforts towards improvement of contract lifecycle.

•	Balco was Awarded ‘Best Employer India’ 2019 by AON Hewitt India

•	TSPL was conferred 19th Annual Greentech Environment Award 2019 for high level of commitment and outstanding performance in environment

•

The world’s largest PR awards programme, the Sabre Awards, presented Cairn Oil & Gas, Vedanta Ltd. and Weber Shandwick, Cairn’s PR agency, a Gold SABRE APAC 2019 award on September 11, 2019 in the B2B category – Energy and Natural Resources

•	Vedanta Ltd., Jharsuguda won the Gold Award at the SEEM National Energy Management Award 2019

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 9

Unaudited Results for the Second Quarter ended 30 September 2019

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:00 PM (IST) on Thursday, 14th November 2019, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on November 14, 2019	India – 6:00 PM (IST)	India: +91-7045671221 Toll free: 1800 120 1221, 1800 266 1221 Universal access: +91 22 6280 1114 +91 22 7115 8015

	Singapore – 8:30 PM (Singapore Time)	Toll free number 8001012045 International toll 6531575746

	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800964448 International toll 85230186877

	UK – 12:30 PM (UK Time)	Toll free number 08081011573 International toll 442034785524

	US – 7:30 AM (Eastern Time)	Toll free number 18667462133 International toll 13233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=100540&linkSecurityString=2f483238

Replay of Conference Call (November 14, 2019 to November 20, 2019)		India +912271945757, +912266635757 Passcode: 63835#

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 9

Unaudited Results for the Second Quarter ended 30 September 2019

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 11 4916 6250 gc@vedanta.co.in

Investor Relations James Cartwright Head – Investor Relations	Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in

Suruchi Daga Associate General Manager – Investor Relations Raksha Jain Manager – Investor Relations

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading diversified natural resource companies with business operations in India, South Africa, Namibia and Australia. Vedanta is a leading producer of Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, Aluminium & Power.

Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with, CII-ITC Sustainability Award, FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining & The Great Place to Work.

For two decades, Vedanta has been contributing to India’s growth story. The company is amongst the top private sector contributors to the exchequer with the highest ever contribution of INR 42, 560 Crore in FY 2019. Vedanta contributes 1 percent of India’s GDP.

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 9

Unaudited Results for the Second Quarter ended 30 September 2019

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 9